THE MERGER FUND VL

August 8, 2011

Dear Shareholders:

The Merger Fund VL returned 0.53% for the second quarter of 2011, bringing our year-to-date performance to +3.54%.  We were invested in a total of 104 deals during the quarter and experienced two terminated transactions. Additionally, there were two broken deals that we track which we did not invest in. Despite our 98% success rate in deal selection, performance was at the low end of our targeted returns due to several factors unrelated to terminated deals which we will discuss below.  In a continuing environment of persistently high U.S. unemployment, volatile oil prices, European financial disarray, and lack of any meaningful progress on the growing U.S. Government debt crisis, the S&P 500 index was flat for the quarter.  Interestingly, the expiration of QE2 turned out to be a non-event as U.S. T-Bill rates remained at historically low levels due to both their status as a safe haven as well as a shortage of alternative income-producing investments.  As is typical, the volatility of our returns was a fraction of the overall market’s, with The Merger Fund VL registering an annualized standard deviation of 2.95% for the quarter compared to the S&P’s 15.1%.1  Consistent with our goal, the Fund’s risk-adjusted return (and for this quarter, actual return as well) exceeded that of the equity markets as measured by the S&P 500.  The Fund again generated a positive return, for the 22nd time in the past 28 quarters.

Since The Merger Fund VL utilizes a hedge-fund-like strategy, our investors may be interested to survey the relevant landscape.  The second quarter was difficult for hedge funds in general, with the following indices showing negative marks for the quarter: HFRX Global Hedge Fund Index (down -2.51%), the HFRX Absolute Return Index (down -1.97%), the HFRX Merger Arbitrage Index, which gave back 0.57% in June alone, (down -0.46%) and, for the first time in many quarters, the Event Driven space overall did not produce positive returns as the HFRX Event Driven Index lost -0.95% for the quarter ended June 30.   Among the most punished funds have been long-short funds and multi-strategy funds making macroeconomic bets.  Many of the largest funds in the world, run by “celebrity” portfolio managers, have incurred mid-single to low double-digit losses for the year to date, as reflected by the HFRX Equity Hedge Index’s -8.86% loss through mid-year.

UNCERTAIN TIMES

Worldwide economic concerns and debt-crisis worries negatively impacted merger activity in the second quarter. Although deal activity around the world increased significantly year-over-year compared to the second quarter of last year, Global M&A activity involving public companies was down 17.5% from the prior quarter of this year.2  This was primarily due to a drop-off in the dollar value of U.S. activity, as European activity, in contrast, increased modestly from first quarter levels.  Boosted by a strong first quarter, worldwide transaction levels have risen 40 percent so far this year, to $1.4 trillion, the busiest first half since 2008.  This is further evidence that we appear to be entering the next multi-year cycle of increasing M&A activity.   Additionally, we continue to see many acquirers’ stock prices rise after announcing deals, which has encouraged other would-be buyers to move forward with their own acquisition plans.

1 As we have discussed in past letters, standard deviation is a measure of the variability, or risk, of the Fund’s monthly returns and helps gauge our ability to provide investors with a low volatility investment.

2 Financial Times, 6/30/11, “Deals Face a Hushed Summer as Worries Mount Up”

Shareholder Services: U.S. Bancorp Fund Services, LLC  •  P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, LLC • 100 Summit Lake Drive • Valhalla • New York 10595
(914) 741-5600 • Fax (914) 741-2950

The biggest contributor to our performance this quarter was Massey Energy Company, which added 0.2% to the portfolio.  Our biggest loser, EXCO Resources, an oil and natural gas exploration company which received a going-private offer from its chairman, later put itself up for sale only to terminate the process in the absence of any sufficiently high bids, cost the Fund 0.4%.  Our winners outnumbered our losers by 2 to 1 during the three-month period, and our market hedge cost the Fund 0.01% in performance, which we consider to be money well spent on disaster insurance.  We added 23 new positions during the quarter, and net of completed transactions, we ended June with 64 positions in a broad variety of industries including chemicals, oil exploration and production, technology, biotech, “refreshing adult beverages,” power generation, telecommunications, medical equipment, and financial services.

Despite the quarter-over-quarter decline in deal activity, as of June 30 we were fully invested.  The portfolio continues to be globally invested, as the aforementioned European activity has helped to keep our portfolio geographically diversified.  Synthes, the Swiss-based, global medical device company being acquired for $20+ billion by Johnson & Johnson, is the largest new investment for the Fund and is representative of our desire to emphasize strategically oriented, highly liquid transactions.  Our investors may recall that Johnson & Johnson was on the list of companies we mentioned in last quarter’s letter which were incentivized to put their hefty offshore cash balances to work in a tax-efficient manner by making acquisitions.  Australia continued its consolidation trend also as SAB Miller made an unsolicited $10 billion bid for Fosters (Australian for Beer) and saw persistent activity in the commodity and basic materials arenas.

We continue to be optimistic regarding future deal activity.  While the current uncertainty (particularly as of the date of this letter) heading into the typically slow summer months may have depressed activity levels, the framework for the continued flow of M&A transactions is still well in place.  Companies in the S&P 500 reportedly have $1.1 trillion in cash on their balance sheets.1  Bankers have attributed some of the recent unsolicited hostile activity to the pressure to spend the excess cash which is diluting returns on equity.  As noted previously, funding rates are at historically low levels and fear of slowing organic growth provides incentives for the next wave of top-line-focused consolidation.  At the same time, volatility and uncertainty will probably continue to be a damper in the short term until people are convinced that the skies have cleared.

WHO KNEW?

It is not just uncertainty that can affect arbitrage returns.  It is a given that during periods of significant volatility and fear, risk premiums on all investment assets increase.  That means that investors will demand a greater return for making an investment in anything but a riskless asset such as a Treasury Bill, due to either real or perceived additional danger.  Therefore, merger arbitrage spreads tend to widen during such periods (as we are seeing now).  Consequently, our portfolio may reflect unrealized losses on existing positions, but as long as the deals are eventually completed, the investment should still provide a positive rate of return. In fact, the fear overhang often creates attractive opportunities for us to add to positions in high-quality deals at attractive levels.  We try to hedge away some of this “volatility risk” using a variety of methods, but most of the time these events are not predictable.  Investors saw the debt ceiling deadline a mile away but how many people thought that the market would sell off 5% in the week before due to last minute political wrangling?  And how many people thought that this would occur simultaneously with multiple sovereign debt-rating downgrades across Europe?

3 “Deals Declining as Worries Weigh: M&A Sector Can’t Maintain First Quarter’s Pace, Though Action in Europe Picks Up; ‘Volatility Is on Everyone’s Minds’“.  The Wall Street Journal (July 1, 2011), p. C7.

Events can be unpredictable below the macro level as well.  If you were to tell us that one of our favorite investments, Rupert Murdoch’s $12.5 billion offer to purchase the remaining 61% of European broadcaster BSkyB that News Corp didn’t own, could be derailed in early July by a phone-hacking scandal mere days before receiving the expected regulatory approval, we would have been stunned. That is an unpredictable, deal-specific event risk which cannot be hedged.  We have told our investors for years that we can hedge away a variety of directional market and sector exposure but not things like corporate fraud, natural disasters or other unforeseeable individual events.  If we were able to hedge these risks, the costs of such insurance would reduce the rate of return below that of a money market fund.  Instead, we opt to minimize directional risk by applying deal-specific, sector and market hedges to help cushion the effect of larger-scale surprises that may transpire.  Similarly, one of the ways that we mitigate the effects of individual unforeseeable occurrences such as phone-hacking scandals, earthquakes or oil rig explosions is by constructing a diversified portfolio of investments which, as a whole, will mute the effect of such events without impairing the Fund’s performance.

Event risk can be handicapped to a certain extent, such as when ascertaining the odds of receiving a particular regulatory approval or the likelihood that competing bidders will raise their offers for a target.  These assumptions fall into the category of judgment calls that we must make and we often characterize this process as our qualitative analysis of the investment, which we must then quantify by making assumptions, in the same way that an odds-maker sets the betting line for sporting events based on his own assumptions.  If the investment can be made at a price below that which we determine to be the risk-adjusted fair value, then it becomes attractive to us.  We are not always correct, but over the past 20 years we have been able to consistently find inefficiently priced investment opportunities.

As our investors are aware, we are discriminating in our deal selection; our portfolio does not represent an index of all M&A activity.  We evaluate each deal on its merits and consider whether proposed combinations have sound financial and strategic footing. In addition, we strive for a clear understanding of the investment’s downside and the proposed transaction timeline. We go to great lengths to understand the deal terms, legal and regulatory risks, merger agreement conditions and performance requirements of all parties involved in the transaction.  Nonetheless, despite all of this spadework, the unexpected sometimes occurs.

As of this letter we had two such unanticipated events besides the BSkyB soap opera.  In the first instance, NASDAQ OMX Group, Inc., which had counterbid against Deutsche Boerse AG (DB) for the NYSE Euronext, summarily dropped its offer in the face of anticipated antitrust regulatory resistance.  NYSE, which had been trading above the value of the Deutsche Boerse bid, promptly traded back down and now trades at an appropriate discount to the expected successful completion of the DB transaction.  The deal, which had been a positive contributor to the Fund’s performance in the first quarter, cost us some money in the second quarter, but we expect to recoup much of that as the transaction proceeds towards completion.

The second instance, which is likely entering its final chapter, involves the never-ending Dollar Thrifty (DTG) saga.  When we last wrote, DTG was our biggest winner of the first quarter, adding almost 0.4% to our performance.  Little did we know that Avis, one of the two bidders for DTG, would turn its attention elsewhere and unexpectedly make a bid for the remainder of Avis Europe which it did not own.  This has apparently signaled to the market that Avis is no longer interested in buying DTG, despite the lack of any statement from Avis to that effect.  As a result, DTG has traded down to a discount to the remaining $72 cash and stock offer from Hertz, and has cost the Fund about 0.1% in the interim.  The current state of play is that Hertz is awaiting antitrust approval (projected to be imminent) and Avis has not announced that it has withdrawn its own application for antitrust approval.

We are staying alert for further developments, and although our expectations have not been met in these two situations, several points are worth mentioning:  first, our risk management and diversification standards limited our unrealized losses  in these situations to 10 basis points each; second, the positions remain in our portfolio because from these prices, there is an attractive arbitrage spread in each deal; and third, if we were to go back in time we would again hold these investments in the portfolio, because we were able to purchase them at prices below our assessment of their fair value.  Statistically speaking, and as we have seen in practice over the past several decades, the law of large numbers1 provides that if our assumptions are consistently valid, the overall value of our portfolio, which makes several hundred investments per year, should approach the sum of the expected values that we have calculated, even in the presence of a small percentage of outlying events such as we have discussed above. This is another reason to broadly diversify a portfolio.  It is part of our investment philosophy and we will continue to maintain the discipline to stick to it.

Finally, we have received some inquiries regarding the timing of our quarterly letters.  We anticipate providing the letter and posting it to our website approximately 4-6 weeks after the end of each quarter.

Thanks again for your trust and support.  All of us at Westchester Capital Management and The Merger Fund VL wish you an enjoyable and relaxing summer.

Sincerely,

Roy Behren	Mike Shannon

Note:  Before investing in The Merger Fund VL, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your life insurance company or The Merger Fund VL c/o U.S. Bancorp Fund Services, LLC at (800) 343-8959. Please read it carefully. The performance data included herein represents past performance and does not guarantee future results. The Merger Fund VL’s share price and return will vary, and investors may have a gain or loss when they redeem their shares.

4In probability theory, the law of large numbers is a theorem that describes the result of performing the same experiment a large number of times. According to the law, the average of the results obtained from a large number of trials should be close to the expected value, and will tend to become closer as more trials are performed.

The Merger Fund VL		Q2 2011 Statistical Summary
As of June 30, 2011

QTD 2011:	0.53%	Total Fund Assets:	$14.8 million
YTD 2011:	3.54%	Assets in the Strategy:	$5.3 billion

Portfolio Snapshot

FUND FACTS
Portfolio Characteristics
Inception Date:	May 2004
Net Expense Ratio1:	1.40%
Total Operating Expense1, 2:	3.19%
Portfolio Turnover Rate1:	187.18%

PORTFOLIO
Equity Investments
Number of Long Positions:	67
Number of Short Positions:	14
Average Position Size:	1.7%
% Invested:	116%
Short positions as % of net assets:	11%

Top Ten Positions
Synthes, Inc.
Bucyrus International Inc.
The Lubrizol Corporation
Rhodia SA
British Sky Broadcasting Group
Marshall & IIsley Corporation
MAN SE
NYSE Euronext
National Semiconductor Corporation
Cephalon Inc.

Type of Buyer
Strategic	96.04%
Financial	3.96%

By Deal Type
Friendly	90.50%
Hostile	9.50%

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

1For period 1/1/10 to 12/31/10.

2Includes interest expense, borrowing expense on securities sold short and dividends on securities sold short.

For more information please call (800) 343-8959

The Merger Fund VL	Q2 2011 Performance Summary

TOP WINNERS		TOP LOSERS
Deal	Attribution	Deal	Attribution
Massey Energy Company	0.18%	EXCO Resources, Inc.	-0.36%
Huntsman Corporation	0.12%	Indophil Resources NL	-0.36%
Verigy Ltd.	0.11%	Big Lots, Inc.	-0.16%
British Sky Broadcasting Group PLC	0.11%	NYSE Euronext	-0.16%
Danisco	0.11%	ASX Ltd.	-0.11%
Cephalon Inc.	0.10%
Seagate Technology PLC	0.08%
National Semiconductor Corp.	0.07%
BJ’s Wholesale Club, Inc.	0.07%
Rhodia SA	0.06%

Performance 1

Cumulative Change in Value of a $1,000 Investment

Past performance is not indicative of future results.

1 Performance is for the period from June 1, 2004, the first full month of the life of the Fund, through June 2011.

The performance figures shown above represent past performance and do not guarantee future results. The Fund’s share price and return will vary, and investors may have a gain or loss upon redemption of their shares. Current performance may be lower or higher than the performance figures shown above. Current month-end performance is available by calling (800) 343-8959.

The S&P 500 TR is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general.  It is shown with dividends reinvested.  You cannot invest directly in the index.

Before investing in The Merger Fund VL, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, contact a participating insurance company. Please read it carefully.

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.  Before investing in The Merger Fund VL, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, contact your investment professional or view it online at www.mergerfund.com. Please read it carefully.

For more information please call (800) 343-8959